Exhibit 11.1

Code of Ethics and Conduct

Glossary:

Collaborators: Any employee, trainee, temporary worker, contract worker, officer or member of the Board of Directors.

Estre Ambiental: Includes Estre Ambiental, Inc. and all of its controlled and uncontrolled subsidiaries and affiliates.

Conflict of interest: Any situation where business, financial, family, political or personal interests may affect the judgment of persons while exercising their obligations to Estre.

Relatives: grandparents, parents, siblings, spouse/cohabiting partner, sons/daughters, and parents in law, son in law/daughter in law and stepsons/stepdaughters.

Public agent: A person holding a legislative, administrative or judicial position, whether by appointment, election or succession, or any person holding a public office, or any agent or officer of a governmental or political organization, or any agent or official of a national or international governmental or political organization, or any candidate for public office.

Acts of corruption: The practice of any act of corruption, directly or through third parties, offering or delivering any type of contribution (direct or in-kind), donation, favor or gift to government entities or public officials, for the purpose of explicitly or implicitly influencing outcomes or obtaining Companyundue advantage.

Line of Conduct: The procedure for any whistleblower to report a complaint. The complaints can be reported by a free hotline (0800 721 5964) and website (www. linhadecondutaestre.com.br). The Line of Conduct was designed to provide total confidentiality, anonimity and safety for the whistleblower. The complaint will be received by the Complaince Area, which has independence to treat and investigate.

Introduction:

Our Code of Ethics and Conduct was created to make clear Estre's ethical principles and to formalize our commitment to a law abiding, responsible, ethical, transparent and respectful operation, inspired by Estre's values and beliefs.

It is a document prepared to guide the professional behavior of all Collaborators, regardless of their position or role in the organization.

The Code of Ethics and Conduct does not cover all possible situations, but provides general guidance for good judgment and common sense. Any question on the appropriate use or application of the Code of Ethics in a particular situation must be forwarded to Estre's Compliance Officer.

In case a Collaborator identifies or suspects of violations to the Code of Conduct, he/she must immediately inform the situation to the Line of Conduct.  Any kind of complaint can be made anonymously.

Each Collaborator must sign the Statement of Responsibility and Commitment to the Code of Ethics, attached, acknowledging that it was read, understood, and that he/she agrees to abide by its content. This Statement shall be delivered to the Human Resources Management of the unit, which shall keep it filed in the Collaborator's record.

Collaborators are expected to, regardless of their hierarchical level, to observe the highest standards of integrity and to avoid relationships and situations that are potentially harmful, conflicting or contrary to Estre Ambiental's values.

Collaborators shall strictly comply with laws, rules and regulations applicable to Estre Ambiental and its businesses, and shall also know, fulfill and cause to be fulfilled the policies and procedures of Estre Ambiental.

This Code of Ethics and Conduct was approved by Estre's Executive Leadership and by the Board of Directors, and will be effective as of its disclosure.

In order to know, analyze and solve any question concerning the Code of Ethics and Conduct, Estre keeps its Line of Conduct, a communication channel to be used by any stakeholder - including Collaborators and the public.

The Line of Conduct assures confidentiality and anonomity, preserving the identity of persons making the complaint. In this manner, it is possible to forward complaints of non-compliance with the Code of Ethics and Conduct and behavior or procedures that go against our values and also to clear doubts.

Corporate Culture

We are a Company that is aware of our social and environmental responsibilities, as well as of the potential impact of our activities to the community and the environment. Therefore, in everything we do, we maintain our commitment to social and environmental responsibility.

Organizational culture is a set of practices that guide our actions and guarantee strength and consistency of the image and identity of a Company. We have values that define our way of being, our way of acting at work and the relationship between colleagues, subordinates and leaders.

Our vision

Leading and being a reference in the Brazilian market for environmental solutions, in an innovative, ethical and sustainable way.

Our mission

To provide innovative environmental solutions, in a safe, responsible and ethical manner, in order to improve the quality of life of society, promoting awareness and engagement and generating value to customers and shareholders.

Our values

We recognize and value our people.

People make a difference and are values for their contributions! Each Collaborator is recognized for their contribution, while embracing teamwork, as we confide and support each other. We develop our leaders and drive people to success, stimulating the use of their talents, for greater and greater achievements.

We do it correctly and safely.

We are an ethical and transparent Company, and respect the environment, our fellow Collaborators and the communities where we operate. We believe we can grow and succeed by always doing the right thing in a safe manner! We understand that caring about people and the environment is an obligation in everything we do and will be the key to our continuous success.

We have a passion for our industry.

Waste is the basis of our activities. We believe in the potential of this market, in sustainable development and in the generation of innovative solutions for this resource. This is the essence of Estre and we are very proud of what we do. More than providing solutions and serving our customers with excellence, we love the essence of our industry.

We act as owners

We think about our future and we are engaged, disciplined and work hard. To do this, we apply the resources well, eliminating waste and strive to achieve efficiencies and opportunities. We are accountable for our own decisions, always guided by our culture and by our values.

We act with Humbleness, Simplicity and Ethics.

We value simplicity and believe that the sum of well-done small actions generates great results. We seek to fulfill our dream by acting with humbleness, understanding that the work of all makes the difference for success.

Stimulating innovation

We use our talent and knowledge to ensure continuous improvement. We believe in innovation as a way to generate wealth and turn challenges into business opportunities. We strive for excellence and creativity in everything we do, not forgetting that the simplest solutions can be the most effective ones.

Relationships in the Work Environment

We spend a large portion of our time at work and, for the benefit of all, the work environment must be respectful and healthy. For such, we treat others as we like to be treated - with respect, politeness and cordiality. A healthy work environment depends on your attitude.

Estre Ambiental under no circumstance will admit in any of its units or companies:

•	Hiring of child labor, exploitation of slavery or any type of forced labor;
•
Any attitude that discriminates or cause embarrassment among collaborators, including but not limited to: offensive words; intimidation; moral and sexual harassment; physical assault; racial discrimation; religious discrimination; and discrimination associated to physical disabilities or limitations;

•	Intake of alcoholic drinks during work hours, as well as the exercise of professional role under the influence of alcohol;
•	The use and possession of drugs and the permanence in the work place under the influence of these substances are also forbidden;
•	Carrying weapon of any kind in the Company's premises, except for professionals expressly authorized for such;
•	Trading or selling any kind of goods of personal interest in the Company's premises.

Estre Ambiental expects its Collaborators to:

Protect Company property and look after its image;

Avoid inappropriate behavior in public while using the Company's badge, uniform, articles of clothing or individual protection equipment containing logos of Estre Ambiental, as well as while using vehicles with logos associated with the Company;

Not use the Company's assets for private purposes except as established in specific policies and procedures.

Information Security

Never withdraw Estre's internal information or materials without previous authorization of your superior. Internal information includes any printed material, pen drives, CDs, and information related to our operations, even when you have participated in their development.

Our systems for internet, e-mail, and computers shall never be used to store, send or receive messages containing any material of sexual nature, chains, harassment or discriminating content, political / party content, or any other content that, somehow, infringes this Code of Ethics and Conduct and the Information Security Policy.

Keep documents associated to your activities. Do not leave confidential materials on desks, lockers or printers, and, at the end of the workday, place documents in drawers or files.

You are responsible for keeping your passwords and for keeping the confidentiality of your work. Passwords are personal and non-transferable and can't be shared.

Our systems for Internet, corporate phones, e-mails, computers and notebooks belong exclusively to the Company and shall not be used for private purposes.  All messages sent or received are Estre's property, and therefore Estre has the right to use them and disclose them in case of litigation, audits or investigation.

Other specific guidelines must be consulted in the Information Security Policy.

Conflict of Interest

Collaborators and third parties avoid any situation that may potentially create a Conflict of Interest that may negatively influence their judgment, objectivity or loyalty to the Company while performing Estre Ambiental businesses and assignments.

It is not possible to identify all situations or relationships that could generate a Conflict of Interest or create the appearance of being a Conflict of Interest. Therefore, the Collaborator shall discuss each situation’s peculiarity with his/her line manager until any potential uncertainties are resolved. Whenever necessary, the Risks and Compliance area must be consulted, and the collaborator must also consult the Conflict of Interest Policy. All such dialog must be properly documented with files maintained by the Compliance Department.

Employees interested in running for elected offices (municipal, state or federal) must notify Estre's Senior Management about their intentions, and receive written approval to do so inadvance of proceeding.

The hiring of Relatives is forbidden under the following conditions: (a) direct or indirect reporting; (b) for positions with operational relationship in activities that require segregation of duties (for example: financial x management control x audit x invoicing, etc.); and (c) any position that may create a conflict of interest;

Gifts and Presents

The receipt and/or giving of gifts, including the payment of T&E expenses such as hotel, entertainment and restaurant bills, is allowed as long as it is customary and usual, and not prohibited by any law.

Estre forbids such gifts and presents when they are the result of illegal procedures and are offered as compensation for administrative services, competition, operation or activity of any nature, which could be characterized as a bribe or corrupt payment.

The values of the gifts and presents offered and received shall be limited to US$ 50.00.

Gifts and presents received whose value are above US$ 50.00 must be returned to the suppliers or business partners.  In case such return is not possible the item received shall be forwarded to the line manager, who will inform the Risk Management and Compliance area for appropriate destination.

Other issues and situations associated to Conflicts of Interest shall be consulted in the Conflict of Interest Policy of Estre Ambiental.

Occupational Health & Safety

Collaborator's health and physical integrity are priority for Estre Ambiental and are considered in our values and regulated by the Corporate Labor and Safety Policy.

Collaborators must familiarize themselves with health and safety policies, procedures and practices, and strictly follow them.

It is expected that all collaborators will observe the work environment with attention, identifying possible risk situations.  In case any risk exposure is identified, the fact must be informed to the local occupational safety leadership and the people exposed to the risk must be immediately warned.

Relationship with customers

Estre seeks to establish long lasting partnerships with its customers. For that, the following principles must be observed:

•	Our customers deserve attention and respect. They are the reason why we exist and we must serve them with courtesy and responsibility;
•	Commercial negotiations with the customer are always based on the integrity principles provided in the Anti-corruption and Anti-bribery Policy;
•	Transparency in operations and assurance of truthfulness of information provided in all circumstances in our internal and external areas of operation;
•	Fulfillment of contracts in all instances, always respecting the legal internal norms and regulations of the customer; and respecting the confidentiality of the information received;
•	Commitment with the customer's satisfaction while providing the most efficient service;

Relationship with Suppliers

The choice of suppliers follows our ethical standards and considers technical and professional criteria as well as the compliance with legal, labor and environmental requirements, as formalized in the Estre’s Suppliers Code of Ethics, to which each supplier must formally agree.

We believe that we should establish respectful and reliable relationships with our suppliers and, for this reason, we strictly follow the requirements of the Purchasing Policy in the process of selection and contracting of suppliers.

We encourage our suppliers to formally report, through the Line of Conduct of Estre, any situations that are potentially contrary to the pre-established ethical principles.

All potential suppliers have to undergo an integrity due diligence process, including a through and detailed risk assessment process, before they can be registered as a supplier in our database.

Relationship with Investors

We must provide our investors with all information required for the follow-up of the Company's performance with agility, transparency and readiness.

We strictly observe the rules and regulations of the stock market where we are listed, keeping precise and transparent financial statements.

We keep strict policies for protection of information provided to investors, eliminating conflict of interest situations and undue communication of information to the market. The principles are internally formalized and disseminated.

The Company is committed to the highest standards established, providing compliance with international legislations.

Immediately contact the Investors Relations Area whenever there is a request for communication with shareholders or investors. This area is prepared to communicate timely and with precision and transparency.

We ensure absolute confidentiality of information, activities, businesses and incomes that are not yet in the public domain and that may influence market operations or investment decisions, as formalized in our Insider Trading Policy and other applicable Policies.

Relationship with Unions

Estre respects the free association of its employees to join unions, and acknowledges union entities as legal representatives of employees and seeks continuous dialogue always keeping the relationship at the highest level of integrity.

We keep continual and direct contact with our Collaborators who are members of labor unions, in order to solve any eventual deadlocks and, mainly to keep good relationships.

Relationship with Government and Regulatory Agencies

The contracts we sign with public authorities obey legal norms and respect ethical and moral principles, in a transparent way. Guidelines are formalized and disseminated in our Public Bidding Policy.

In the exercise of a responsible citizenship, our Collaborators, while keeping relationships with public authorities, shall always respect the ethical principles established in this Code, as well as the guidelines formalized and disseminated in our Policy for Relationship with Public Agents, as well as any relevant laws.

While visiting our Business Units for inspection, public agents shall be respected and all explanations requested shall be provided, with promptness and accuracy.

In the relationship with public agents, Estre will not tolerate and will not condone any practice by Collaborators, that may characterize or have the appearance of corruption. Guidelines are formalized in our Anticorruption and Anti-bribery Policy and other Compliance Policies.

Estre undertakes to permanently disseminate its Anticorruption and Compliance Policies, as well as the principles and requirements of Brazilian (law 12.846) and American (FCPA) anticorruption laws, in addition to keeping a permanent monitoring program to guarantee compliance with laws.

Political-party contributions by companies are expressly forbidden, pursuant to Brazilian legislation currently in force.

Relationship with Communities

Estre undertakes to contribute to the social and environmental development of communities with which it relates, through social and environmental projects or specific actions.

Our units interact with the surrounding areas of locations where we operate, and one of our responsibilities is to keep channels for open dialogue with all communities where we are present.

The investment in social and environmental projects must be in tune with the needs of the communities, in addition to being aligned with the Company's guidelines.

Relationship with the Environment

The commitment to the preservation of the environment is a principle of our organization and is registered in our Values. Due to that, Estre Ambiental:

•	Respects and applies all environmental laws and regulations.

•	Adopts environment management practices and disseminates the environmental preservation concept in all units of the Company.

•	Encourages and motivates our Collaborators regarding to environmental issues, involving suppliers, communities, relevant agencies and other interested parties.

•	Controls and monitors risks, adapting processes safety to the best practices, and always being prepared for emergencies.

•	Ensures sustainability to projects, undertakings and services.

•	Considers eco-efficiency of operations, minimizing the different impacts of its activities.

In addition to being a priority to the Company, environment protection is each Collaborator's responsibility.

Relationship with the Market and Competition

Estre is guided by the free competition principle. We respect our competitors and seek to promote fair competition, based on ethical principles and according to applicable norms, rules and regulations.

All information from market and competitors, legitimate and necessary to the business, must be obtained using transparent and appropriate practices, and the use of any illegal means to obtain competitive information is not admitted.

Estre strictly complies with the requirements of the antitrust laws and practices, as established in our Public Bidding Policy.

Corporate espionage, price combination, customer and market division and refusal to sell are not acceptable, as well as any other practice other than fair competition.

Relationship with the Media

The building and strengthening of Estre’s image depends on our behavior and dialogue with the public. Our actions, inside and outside the Company shall be always in accordance with our principles and values.

All Collaborators or third parties shall look after Estre’s image.

We seek to disclose information clearly and with objectivity, meeting the interests of the parties involved.

We always observe the Company's ethical values, the origin of facts and the guidelines established by our Communications team.

In case you are approached by the press inform your leader or manager. They are instructed on how to proceed. Unauthorized interviews are forbidden. Only the Communications and Marketing Area or persons authorized by it can give interviews on behalf of the Company.

Press requests shall be forwarded to the Company's Communications and Marketing area.

Ethics Committee

The Ethics Committee is an executive committeee composed by the Chief Executive Officer, the General Counsel, the VP of Human Resources, the Risk Management and Compliance Officer. This committee reports to the Nominating & Corporate Governance Committeee of the Board of Directors

According to the Ethics Committee’s Policy, whenever necessary, the Ethics Committee can invite members (VP´s, managers or other employee) in order to solve issues related to their respective business area.

The Ethics Committee undertakes to investigate, with independence and objectivity, keep secrecy of the identity of those who have reported and/or participated in the investigation involving violation of the Anticorruption and Anti-bribery Policy, Code of Ethics and Conduct and any other policy of Estre.

Ethics Committee assignments:

•	Disseminate Estre’s ethical values and principles across the organization and assure that they are observed.

•	Assess concrete or potential cases of violation to this Code, deliberate them, as well as clarify any uncertainties.

•	Follow the fulfillment and implementation of the dispositions in this code, as well as define the application of penalties.

•	Periodically report to the Nominating & Corporate Governance Committee on the status of the treatment of whistleblower channel complaints and any other issue related to ethic procedures.

Sanctions / Penalties

The violation to this Code of Ethics and Conduct or the Company's policies and procedures is subject to disciplinary actions, regardless of the hierarchical level, always considering the Consequences Policy and legislation in force.

The Ethics Committee will recommend to the Nominating & Corporate Governance Committee of the Board the disciplinary actions to be adopted in cases of violation to this Code of Ethics and Conduct.

Estre establishes in its guidelines that no retaliation or sanctions will be tolerated against the good faith informers in the Line of Conduct.